Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965




                                               [NEWMONT MINING CORPORATION LOGO]
                                                           [PHOTO OF GOLD COINS]


                                                                          ACCEPT





                                                              OFFER DOCUMENT AND
                                                              BIDDER'S STATEMENT

                                                                    [CHECK MARK]

                                                  OFFER BY DELTA ACQUISITION LLC
                                                              (ARBN 099 040 507)
                                  (Organised in Delaware with limited liability)
                                                    a wholly owned subsidiary of

                                                      NEWMONT MINING CORPORATION
                                                              (ARBN 098 955 741)
                               (Incorporated in Delaware with limited liability)

                                       TO ACQUIRE ALL OF YOUR ORDINARY SHARES IN

                                                         NORMANDY MINING LIMITED
                                                            (ABN 86 009 295 765)


NEWMONT MINING CORPORATION OFFER DOCUMENT



            THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION.

          This document contains the Bidder's Statement by Delta Acquisition LLC dated 20 December 2001.

                      If you are in any doubt about how to deal with this offer, you should consult your financial or other professional adviser.


                     NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES OR CANADA

[PHOTO OF GOLD COINS]


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


This Offer Document and Bidder's Statement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.

All forward-looking statements in this Offer Document and Bidder's Statement are not based on historical facts, but rather reflect the current expectations of Newmont concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as "believe", "aim", "expect", "anticipated", "intending", "foreseeing", "likely", "should", "planned", "may", "estimated", "potential", or other similar words and phrases. Similarly, statements that describe Newmont's objectives, plans, goals or expectations are or may be forward-looking statements.

The statements contained in this Offer Document and Bidder's Statement about the impact that the combination of either Newmont, Normandy and Franco-Nevada, or Newmont and Normandy alone, may have on the combined company's results of operations and the benefits expected to result from the combination, are forward-looking statements. The operations and financial performance of Newmont, Normandy and Franco-Nevada are subject to numerous risks, including the risk that the acquisition of Franco-Nevada is not completed and that less than all of the Normandy Shares are acquired. As a result, the combined company's actual results of operations and earnings, as well as the actual benefits of the combination, may differ significantly from those that are expected in respect of timing, amount or nature and may never be achieved.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Newmonts actual results, performance or achievements to differ materially from the anticipated results, performance or achievements, expressed, projected or implied by these forwarding-looking statements. You should review carefully all of the information, including the financial statements and the notes to the financial statements, included in this Offer Document and Bidder's Statement.

The risk factors described in section 9 of the Bidder's Statement could affect future results, causing these results to differ materially from those expressed, implied or projected in any forward-looking statements. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on future results. The forward-looking statements included in this Offer Document and Bidder's Statement are made only as of the date of this Bidder's Statement. We cannot assure you that projected or implied results or events will be achieved. Except as required by law, we do not intend to update any forward-looking statements.

All subsequent written and oral forward-looking statements attributable to Newmont or Delta or any person acting on their behalf are qualified by this cautionary statement.

The implied value of both Newmont's Offer and AngloGold's offer will vary with the market price of Newmont and AngloGold shares. Further information on the implied value of the Newmont Offer is contained in the enclosed document. Before accepting an offer, shareholders should obtain current quotes for Newmont, Normandy and AngloGold shares from their stockbroker or other financial adviser.


JOINT FINANCIAL ADVISERS                     LEGAL ADVISERS
------------------------------------         -----------------------------------
JPMorgan                                     Wachtell, Lipton, Rosen & Katz
Goldman, Sachs & Co.                         Gilbert + Tobin
                                             Goodmans LLP

ACCOUNTANTS
-----------------------------------
Arthur Andersen LLP





None of these persons have made any statement in this offer booklet and, to the maximum extent permitted by law, disclaim and take no responsibility for any part of this booklet.



                                                             CORPORATE DIRECTORY

                                                      NEWMONT MINING CORPORATION
                                                             1700 Lincoln Street
                                                          Denver, Colorado 80203
                                                                             USA

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


                                                                         NEWMONT
                                                          ----------------------
                                                              MINING CORPORATION
                                                             1700 Lincoln Street
                                                          Denver, Colorado 80203
                                                                             USA

                                                                20 December 2001



Dear Normandy Shareholder:


It is with great pleasure that I enclose Newmont's Offer to acquire all of your shares in Normandy Mining Limited.

Newmont is offering 3.85 shares of Newmont Common Stock and 40 Australian dollars in cash for every 100 Normandy shares you own. The Newmont Offer values your shares in Normandy at A$1.86 per share, based on Newmont's closing share price on the NYSE on 17 December 2001.*

The Directors of Normandy have agreed, subject to their fiduciary duties, to recommend that Normandy shareholders accept the Newmont Offer. The Directors of Normandy have recommended that Normandy shareholders reject the revised AngloGold offer.

Your CEO and Chairman, Mr Robert Champion de Crespigny, and each of the other Normandy Directors have stated that they currently intend to accept the Newmont Offer in respect of any Normandy shares they hold. Normandy's largest shareholder, Franco-Nevada, has committed its shares to our bid as well.

You may recall that, at the same time as we announced our initial intention to bid for Normandy, we also announced that we had entered into an agreement with Franco-Nevada to acquire all of its outstanding shares. Our bid for Normandy is not conditional on completion of the Franco-Nevada transaction. Nonetheless, we fully expect that our acquisition of Franco-Nevada will be completed in conjunction with our acquisition of Normandy.

You are now faced with a choice between two competing bids. Newmont believes that its Offer provides the best potential for value creation both in the short-term and in the long-term. Based on the trading range of Newmont and AngloGold shares on the NYSE since 29 November 2001, the date that AngloGold announced its revised offer, the equivalent implied premium of the Newmont Offer over AngloGold's revised offer has ranged from 6% to 18%.

Importantly, Newmont is offering double the cash component of AngloGold's revised offer, which provides additional certainty of value to Normandy shareholders.

These benefits, together with other substantial benefits accruing from the Newmont Offer, are described in the enclosed document - which I would strongly encourage you to read carefully.

We expect the Newmont Offer to be completed by mid-February - the Newmont Offer is scheduled to expire on 15 February 2002, unless extended.

We remain tremendously excited about the opportunity to combine our companies and look forward to welcoming you as a shareholder in Newmont.


Sincerely,

/s/ Wayne W. Murdy

Wayne W. Murdy
President and Chief Executive Officer



-----------------------------------------
* The implied value of both Newmont's Offer and AngloGold's offer will vary with the market price of Newmont and AngloGold shares. Further information on the implied value of the Newmont Offer is contained in the enclosed document. Before accepting an offer, shareholders should obtain current quotes for Newmont, Normandy and AngloGold shares from their stockbroker or other financial adviser.

          TABLE OF CONTENTS
          ----------------------------------------------------------------------

               Summary of the Newmont Offer................................3

               The Transactions............................................4

               Why Accept Newmont's Offer?.................................5

               Questions and Answers.......................................19

               Bidder's Statement..........................................25









                        [PHOTO OF GOLDEN GIANT, CANADA]

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


SUMMARY OF THE NEWMONT OFFER
--------------------------------------------------------------------------------


This summary provides an overview of the Newmont Offer. You should read this document carefully before making any investment decisions.


--------------------------------------------------------------------------------
THE OFFER                    Newmont is offering to acquire all of your ordinary
                             shares in Normandy, including those represented by American Depositary Receipts

--------------------------------------------------------------------------------

OFFER PRICE                  Newmont is offering 3.85 shares of Newmont Common
                             Stock (or the CDI equivalent) and 40 Australian dollars in cash for every 100 Normandy shares you own

--------------------------------------------------------------------------------

CONDITIONS OF                The Newmont Offer is conditional on:
THE OFFER
                             *   Newmont having a relevant interest in at
                                 least 50.1% of the ordinary shares of
                                 Normandy
                             *   FIRB and other regulatory approvals
                             *   Newmont shareholder approval
                             *   Certain other conditions as set out in
                                 section 2.10 of the Offer

                             Newmont may choose to waive any of these conditions (except the FIRB condition and the ASX Listing condition) in accordance with the Offer

--------------------------------------------------------------------------------

HOW TO ACCEPT                There are several ways to accept the Offer
THE OFFER                    depending on the nature and type of your holding:

                             *   FOR ISSUER SPONSORED HOLDINGS OF NORMANDY
                                 SHARES
                                 If your shares are held on an issuer-
                                 sponsored sub-register, complete the enclosed Acceptance Form and mail it in the special enclosed reply paid envelope.

                                 Or mail it to:
                                 Computershare Investor Services Pty Limited
                                 GPO Box 1486
                                 SYDNEY NSW 1005
                                 AUSTRALIA

                                 Or hand deliver or fax it to:
                                 Computershare Investor Services Pty Limited
                                 Level 2
                                 60 Carrington Street
                                 SYDNEY NSW 2000
                                 AUSTRALIA
                                 Fax Number: +61 2 8234 5180

                             *   FOR CHESS HOLDINGS OF NORMANDY SHARES
                                 If your shares are held on a CHESS
                                 sub-register, contact your stockbroker to arrange acceptance

                             * IF YOU HAVE ANY QUESTIONS REGARDING ACCEPTANCE OF THE OFFER, contact Computershare Investor Services on:
                                 1 800 001 199 toll free if within Australia, or +61 3 9611 5711 if outside Australia

--------------------------------------------------------------------------------

SCHEDULED                    The Offer will close at 7pm Sydney time on Friday,
CLOSING DATE                 15 February 2002, unless extended

--------------------------------------------------------------------------------

QUESTIONS ABOUT              If you have any other questions regarding the
THE OFFER                    Offer, contact Newmont's shareholder information
                             line on:

                             1 800 507 507 toll free if within Australia, or +61 2 9278 9331 if outside Australia

--------------------------------------------------------------------------------

          THE TRANSACTIONS
          ----------------------------------------------------------------------

          The Newmont Offer is being made to facilitate the creation of what Newmont believes will be the premier global gold company. Newmont has determined to pursue the acquisition of each of Normandy and Franco-Nevada because it believes that the enhanced benefits outlined in section 6 of the Bidder's Statement will arise from the combination of their respective businesses. The Offer for Normandy is not conditional on the acquisition of Franco-Nevada, but the acquisition of Franco-Nevada is conditional upon, among other things, the acquisition by Newmont of a relevant interest in at least 50.1% of the Normandy shares. While Newmont fully expects that it will complete the acquisition of Franco-Nevada, it is possible that the conditions to that acquisition will not be satisfied.

          There can be no assurance that Newmont will be successful in completing the acquisition of Franco-Nevada even if it is successful in acquiring a relevant interest in at least 50.1% of the Normandy shares. If Newmont does not acquire Franco-Nevada, the expected benefits of the transaction and their magnitude will be significantly reduced for the shareholders of the combined company; however, there would still be benefits realised from a combination of Newmont and Normandy. This matter is dealt with in section 6.4 of the Bidder's Statement, which outlines the benefits that are expected to result from the combination of Newmont and Normandy alone.








                                               [NEWMONT MINING CORPORATION LOGO]
                                 [FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
                                                  [NORMANDY MINING LIMITED LOGO]

          WHY ACCEPT NEWMONT'S OFFER?
          ----------------------------------------------------------------------

               Reasons                                                Page

          1.   Newmont's Offer is at a substantial premium               6

          2.   Support of the Normandy Board and major shareholder       7

          3.   Become a shareholder in the world's leading gold
               company                                                   8

          4.   World-class assets with low cash costs                    9

          5.   Balanced political risk and relatively low
               technical risk                                           10

          6.   Share in the benefits of scale                           11

          7.   Share in the synergies                                   13

          8.   Unhedged - leverage to gold                              14

          9.   Access to a North American rating                        15

          10.  Strong balance sheet and financial flexibility           16

          11.  Superior trading liquidity                               17

          12.  Unique management team with a track record of            18
               delivering shareholder value

WHY ACCEPT NEWMONT'S OFFER?
--------------------------------------------------------------------------------

1.   NEWMONT'S OFFER IS AT A SUBSTANTIAL PREMIUM

     The implied value of both Newmont's Offer and AngloGold's offer will vary with the market price of Newmont and AngloGold shares. Further information on the implied value of the Newmont Offer is contained in the enclosed document. Before accepting an offer, shareholders should obtain current quotes for Newmont, Normandy and AngloGold shares from their stockbroker or other financial adviser.

     * The Newmont Offer represents a substantial premium to the price at which Normandy shares traded prior to the announcement of Newmont's Offer(1):

          - a 69% premium over Normandy's closing share price on 4 September 2001, the last trading day immediately prior to the announcement of AngloGold's initial offer

          - a 68% premium over Normandy's weighted average closing share price over the one month period to 4 September 2001

          - a 10% premium over Normandy's closing share price on 7 December 2001, the last trading day prior to the announcement of Newmont's Offer

     * The Newmont Offer is at a substantial premium to the revised AngloGold offer and contains twice the cash component of the revised AngloGold offer. The higher cash component provides additional certainty of value to Normandy shareholders:


                                  [BAR GRAPH]

                  ANGLOGOLD                                 NEWMONT
          ------------------------------------------------------------------
                 A$1.73                                     A$1.86
          -----------------------                 --------------------------
                                 ---------------->
                 A$0.20 Cash     100% more cash            A$0.40 Cash
                                 ---------------->

          ------------------------------------------------------------------
         Based on closing NYSE prices and exchange rates on 17-Dec-2001


     * While the values of both the Newmont Offer and AngloGold's revised offer have fluctuated over time, the implied value of Newmont's Offer has been consistently higher than the implied value of AngloGold's revised offer:

        IMPLIED VALUES OF NEWMONT'S OFFER AND ANGLOGOLD'S REVISED OFFER
                              (LAST TWELVE MONTHS)
        --------------------------------------------------------------------

                     Implied Value per Normandy Share (A$)

[LINE GRAPH SHOWING BLOOMBERG IMPLIED VALUES FOR THE YEAR FROM DECEMBER 2000
TO DECEMBER 2001 (IN TWO MONTH INCREMENTS) STARTING WITH APPROXIMATELY 1.30 IMPLIED OFFER VALUE FOR ANGLOGOLD AND ENDING WITH APPROXIMATELY 1.69 IMPLIED OFFER VALUE AND STARTING WITH APPROXIMATELY 1.50 IMPLIED OFFER VALUE FOR NEWMONT AND ENDING WITH APPROXIMATELY 1.90 IMPLIED OFFER VALUE WITH A VALUE OF A$1.86
IN NOVEMBER 2001]

Source:  Data for graph from Bloomberg


--------------------------------------------------------------------------------
(1)  Based on closing NYSE prices and exchange rates on 17-Dec-2001

                                               [NEWMONT MINING CORPORATION LOGO]
                                 [FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
                                                  [NORMANDY MINING LIMITED LOGO]



          WHY ACCEPT NEWMONT'S OFFER?
          ----------------------------------------------------------------------

          2.   SUPPORT OF THE NORMANDY BOARD AND MAJOR SHAREHOLDER

               The Directors of Normandy have agreed, subject to their fiduciary duties, to recommend that Normandy shareholders accept the Newmont Offer. The Directors of Normandy have recommended that Normandy shareholders reject the revised AngloGold offer.

               Your Chairman and CEO, Mr Robert Champion de Crespigny, and each of the other Normandy Directors have stated that they currently intend to accept the Newmont Offer in respect of their holdings of Normandy shares.

               Franco-Nevada, which (directly and indirectly) holds just under 20% of Normandy's shares, has entered into an agreement with Newmont under which Newmont has an option to buy those shares. The terms of this agreement are described in section 12.2 of the Bidder's Statement.




          [PHOTO OF WETLANDS ADJACENT TO THE TWIN CREEKS MINE, NEVADA]

WHY ACCEPT NEWMONT'S OFFER?
--------------------------------------------------------------------------------

3.   BECOME A SHAREHOLDER IN THE WORLD'S LEADING GOLD COMPANY

     By accepting Newmont's Offer, and assuming the acquisition of Franco-Nevada is completed, you will become a shareholder of the world's leading gold company:



--------------------------------------------------------------------------------

                                     [Graph]
                      2001E production (million ounces) v.
                       Enterprise value (US$ millions) (c)
            (Size of circles proportionate to reported gold reserves)

                                   2001E Production          Enterprise Value

Gold Fields       [Medium Circle]        3.7 MM oz.             2,075.7  million

Placer Dome       [Small Circle]         2.9 MM oz.             4,120    million

AngloGold (2)    [Medium Circle]         5.8 MM oz.             4,500.6  million

Barrick/Homestake [Medium Circle]        6.1 MM oz.             8,469.7  million

Newmont PF (1)    [Large Circle]         8.2 MM oz.             9,800    million

Others            [random dots]          [<2 MM oz.]           [<2,000 milllion]



Source: Public filings
(a) Reflects the sum of Newmont, Normandy and Franco-Nevada enterprise values as at 9-Nov-2001 (includes production attributable to Franco-Nevada's share of Echo Bay)
(b)  AngloGold's reserves assume sale of Free State assets
(c) Enterprise value represents equity market capitalisation plus net debt, minority interests and preferred stock


The combined company will be:

*    #1 in reserves

*    #1 in gold production

*    #1 in leverage to gold

*    #1 in trading liquidity(1)

*    #1 in EBITDA(2)

The combined company will also have:

* a management team with a proven track record for integrating acquisitions and delivering value to shareholders

*    a North American domicile

*    balance sheet strength and financial flexibility

*    low cash costs

*    balanced political risk and relatively low technical risk

*    a portfolio of world-class assets

*    premier land positions in world-class gold districts

*    a "no hedging" philosophy


--------------------------------------------------------------------------------
(1)  Defined as pro forma historical trading liquidity of the combined companies
     - Newmont, Normandy and Franco-Nevada
(2) Defined as operating revenue less cost of goods sold (excluding depreciation, depletion and amortisation charges), selling, general and administrative expenses, and exploration and research

                                               [NEWMONT MINING CORPORATION LOGO]
                                    [FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
                                                  [NORMANDY MINING LIMITED LOGO]


WHY ACCEPT NEWMONT'S OFFER?
--------------------------------------------------------------------------------
4.   WORLD-CLASS ASSETS WITH LOW CASH COSTS

     The company resulting from the combination of Newmont, Normandy and Franco-Nevada will have interests in 22 mines on 5 continents, including pre-eminent land positions in world-class gold districts in Nevada, Western Australia and Peru, and a unique and diversified portfolio of development and exploration properties.


                 THE INDUSTRY'S MOST ATTRACTIVE ASSET PORTFOLIO
--------------------------------------------------------------------------------

[World map marked to show the following combined gold interests:

Core Operations:
Midas, Nevada
Carlin, Nevada
Phoenix, Nevada
Lone Tree, Nevada
Twin Creek, Nevada
Yanacocha
Tanami
Yandal
Kalgoorlie
Batu Hijau

Strategic Operations:
Yamfo-Sefwi
Akim
Zarafshan
Martabe
Martha
Pajingo/Vera-Nancy

Others:
New Britannia
Musslewhite
Holloway
Golden Giant
Mesquite
La Herradura
Kori Kollo
La Coipa
Crixas
Paracatu
Ovacik
Minahasa
Boddington
Australian Magnesium Corporation]

MAJOR DISTRICT RESERVE BASE:
NEVADA                 34MM OZ.
YANACOCHA              19MM OZ.
WESTERN AUSTRALIA      14MM OZ.
                       -------
TOTAL                  67MM OZ.
                       69% OF RESERVES

                  LARGEST GLOBAL LAND POSITION = 244,000 SQ. KM


The total land positions of the combined company would exceed 244,000 square kilometres - an area equivalent to the United Kingdom - providing significant growth and rationalisation opportunities. Newmont believes that the next round of rationalisation in the gold sector is likely to take place in respect of assets rather than companies. As a result of this land position, the largest of any gold company, the combined company will have the opportunity to play a key part in any future gold sector rationalisation.

The combined company will be a low-cost producer, allowing it to deliver returns to shareholders in a wide range of gold price environments. On a pro forma basis, the combined company's cash costs are approximately US$175 per ounce of gold produced.

WHY ACCEPT NEWMONT'S OFFER?
--------------------------------------------------------------------------------

5.   BALANCED POLITICAL RISK AND RELATIVELY LOW TECHNICAL RISK

     The company resulting from the combination of Newmont, Normandy and Franco-Nevada will generate approximately 70% of its production and have 60% of its reserves in countries rated "AAA" by Standard & Poor's (the United States, Australia and Canada)(1) Conversely, approximately 53% of AngloGold's pro forma production and 58% of its pro forma reserve base would be located in Africa, with only 35% of pro forma reserves located in AAA-rated countries.



PRO FORMA NEWMONT PRODUCTION (8 MILLION OUNCES)(a)

[Pie Chart depicting:

North America                         46%
Australia                             25%
South America                         16%
Other                                 13%]

Over 70% of Newmont's production will be in countries rated AAA by S&P(c)


PRO FORMA NEWMONT RESERVES (97 MILLION OUNCES)(d)

[Pie Chart depicting:

North America                         43%
Australia                             18%
South America                         23%
Other                                 16%]

Over 60% of Newmont's reserves will be in countries rated AAA by S&P(c)


PRO FORMA ANGLOGOLD PRODUCTION (8 MILLION OUNCES)(d)

[Pie Chart depicting:

Africa                                53%
Australia                             32%
North America                          8%
Other                                  7%]

Approximately 40% of AngloGold's production will be in countries rated AAA by S&P(c) and approximately 53% will be in Africa


PRO FORMA ANGLOGOLD RESERVES (94 MILLION OUNCES)(e)

[Pie Chart depicting:

Africa                                58%
Australia                             25%
North America                         10%
Other                                  7%]

Approximately 35% of AngloGold's reserves will be in countries rated AAA by S&P(c) and approximately 58% will be in Africa


Source: Public filings
(a) Includes production attributable to Newmont, Normandy and Franco-Nevada (including 49% share of Echo Bay)
(b) Includes production attributable to AngloGold and Normandy; pro forma for sale of Free State assets
(c) Standard & Poor's local currency credit rating
(d) Includes reserves attributable to Newmont, Normandy and Franco-Nevada (including 49% share of Echo Bay)
(e) Includes reserves attributable to AngloGold and Normandy; pro-forma for sale of Free State assets

All of the combined company's reserves will be contained in either surface mines or shallow underground mines. These mines tend to be relatively easy to mine and develop and have lower capital costs than deep underground mines. By contrast, South African gold mining is characterised by deep underground mines, which are more capital intensive and operationally complex than surface mines or shallow underground mines.

--------------------------------------------------------------------------------
(1)  Standard & Poor's local currency credit rating

WHY ACCEPT NEWMONT'S OFFER?
--------------------------------------------------------------------------------
6.   SHARE IN THE BENEFITS OF SCALE

     The company resulting from the combination of Newmont, Normandy and Franco-Nevada will have combined, estimated annual production of over 8 million ounces for the year ending 31 December 2001. The combined company will have reserves of approximately 97 million ounces (pro forma as at latest public filings).


                                  [BAR GRAPHS]


     2001E PRODUCTION
     -------------------------------------

     ProForma Newmont(a)               8.2
     Barrick/Homestake                 6.1
     AngloGold(b)                      5.6
     Gold Fields                       3.7
     Placer Dome                       2.9


                    Million ounces



     RESERVES
     -------------------------------------

     ProForma Newmont(c)               97
     Gold Fields                       79
     Barrick/Homestake(d)              76
     AngloGold(e)                      68
     Placer Dome                       47


                    Million ounces


Source: Public filings, company websites
(a) Includes production attributable to Newmont, Normandy and Franco-Nevada (including 49% share of Echo Bay)
(b)  AngloGold's production assumes sale of the Free State assets
(c) Includes reserves of 66.3 m oz. for Newmont, 26.4 m oz. for Normandy, 2.2 m oz. of equivalent reserves for Franco-Nevada and 2.2 m oz. of reserves to reflect Franco-Nevada's 49% share of Echo Bay
(d)  SEC Filing of 09-Nov-2001
(e)  AngloGold reserves assume sale of Free State assets




                    [PHOTO OF ZARAFSHAN-NEWMONT, UZBEKISTAN]

WHY ACCEPT NEWMONT'S OFFER?
--------------------------------------------------------------------------------

The combined company will generate the largest EBITDA of any company in the gold industry, with pro forma EBITDA(1) of US$972 million for the twelve months ending 30 September 2001. This EBITDA, or cash flow, together with the combined company's strong financial position, will afford it significant flexibility to capitalise on new opportunities to create value for all Newmont shareholders.


[Bar graph depicting:

                  LAST TWELVE MONTHS EBITDA (IN US$ MILLIONS)


                        Pro Forma Newmont(a)     972
                        Barrick/Homestake        782
                        AngloGold(b)             578
                        Placer Dome              456
                        Gold Fields              233]

Source: Public filings

(a) Reflects the sum of the last twelve months EBITDA of Newmont, Normandy and Franco-Nevada
(b) AngloGold pro forma for the sale of Free State assets (estimated to be approximately US$55 million)


The increased scale of the combined company is expected to enhance its:

- cost of capital
- growth options
- portfolio diversification
- access to global capital markets
- ability to attract investors
- ability to participate in a meaningful way in any further industry consolidation
- sharing of global best practices and management expertise

By accepting Newmont's Offer, you will share in these benefits.


--------------------------------------------------------------------------------
(1) Defined as operating revenue less cost of goods sold (excluding depreciation, depletion and amortisation charges), selling, general and administrative expenses, and exploration and research

WHY ACCEPT NEWMONTS OFFER?
--------------------------------------------------------------------------------

7. SHARE IN THE SYNERGIES

   Newmont has identified between US$70 - US$80 million in annual after-tax cash flow synergies which are expected to be realised in the first year following completion of the Normandy and Franco-Nevada transactions. These synergies are expected to increase to US$80 - US$90 million per year in future years.

   By accepting Newmont's Offer, you will share in the benefits arising from these substantial cost savings. Newmont has a track record of integrating acquisitions and delivering on its strong synergy estimates (for example, in its recent acquisitions of Santa Fe Gold and, more recently, Battle Mountain in the United States) and management are confident that these estimates are achievable. Newmont believes these savings will enhance the earnings and cash flow potential of the combined company and result in additional value creation for all shareholders.

[Picture of the roaster and mine at Minahasa, Indonesia]

                               -------------------------------------------------
                                     The roaster and mine at Minahasa, Indonesia

WHY ACCEPT NEWMONT'S OFFER?
--------------------------------------------------------------------------------

8. Unhedged - leverage to gold

   Newmont is a believer in gold. Newmont believes that investors in gold stocks seek exposure to the gold price for a number of reasons, including upside potential and diversification benefits. To achieve these objectives, Newmont does not hedge its exposure to the gold price. By remaining unhedged, Newmont is able to provide gold equity investors with the greatest possible exposure to a rising gold price, as well as maximising the diversification benefits of a gold equity to a balanced investment portfolio. The combined company will have the largest unhedged gold reserves in the world and, as a result, the most leverage to the gold price among major gold producing companies.

   By way of example, if the gold price was to increase by US$25 per ounce, this would result in an additional US$162 million of incremental annual pre-tax cash flow. Over time, Newmont plans to opportunistically unwind the Normandy hedgebook, to increase its exposure to an upward movement in the gold price.

[Bar graph depicting the following information:

ESTIMATED INCREASE IN PRE-TAX CASH FLOW FROM US$25 PER OUNCE INCREASE IN GOLD PRICE(A) (IN US$ MILLIONS)

                Normandy               - 28
                Pro Forma AngloGold(b) - 36
                Pro Forma Newmont(c)   - 162-----------> Further upside as the
                                                         combined company
                                                         unwinds hedge book]



Source: Public filings
(a) US$25 per ounce multiplied by unhedged 2001E production. Assumes a gold price increase from US$275 per ounce to US$300 per ounce
(b) Includes AngloGold and Normandy; pro forma for the sale of Free State assets; assumes no adjustment to hedge book
(c) Includes Newmont and Normandy

WHY ACCEPT NEWMONT'S OFFER?
--------------------------------------------------------------------------------

9. ACCESS TO A NORTH AMERICAN RATING

   Newmont, along with most other major North American gold companies, trades at higher multiples than AngloGold. This is due to a wide variety of factors including, for example, asset quality, economic and political risk, exchange rate risk and trading liquidity.

   While Newmont cannot control or predict what its trading multiple will be in the future, we believe that there is significant potential for value creation for Normandy shareholders who accept the Newmont Offer, as a result of Normandy's earnings and assets being re-rated according to a North American multiple.

   Normandy itself has pursued this objective. In Normandys Annual Report for the year ended 30 June 2001, Mr Robert Champion de Crespigny said:

     "Many of Normandy's peers are quoted on NYSE and we believe that any comparison can only advantage Normandy shareholders."

   As the chart below indicates, Newmont does not simply offer the "potential" for re-rating - Newmont already trades at a premium multiple compared to AngloGold.

[Bar graph depicting the following information:

                EBITDA MULTIPLES(a) (in Enterprise Value/EBITDA)

                       AngloGold(b) - approximately 7.6x

                       Major North American Gold Companies
                ________________________________________________
                |    Barrick/Homestake - approximately 10.2x   |
                |    Newmont           - approximately 9.4x    |
                     Placer Dome       - approximately 8.4x]

Source: Public filings. Share price and exchange rate data from Bloomberg

(a) EBITDA multiple defined as equity market capitalisation plus net debt, minority interests and preferred stock divided by EBITDA for the twelve months ended 30-Sep-2001. EBITDA defined as operating revenue less cost of goods sold (excluding depreciation, depletion and amortisation charges), selling, general and administrative expenses, and exploration and research. Equity market capitalisation based on weighted average share prices and average exchange rates for the period from 14-Nov-2001 to 13-Dec-2001
(b) AngloGold pro forma for sale of Free State assets

WHY ACCEPT NEWMONT'S OFFER?
--------------------------------------------------------------------------------

10. STRONG BALANCE SHEET AND FINANCIAL FLEXIBILITY

    Following the acquisition of Normandy and Franco-Nevada, the combined company will be one of the best-capitalised gold companies in the world. With strong pro forma free cash flow generating capacity and a net debt to net book capitalisation ratio of 23%, the combined company will have enhanced financial flexibility, enabling it to capitalise on appropriate opportunities as and when they arise. Following completion of the two transactions, the combined company will have approximately US$380 million of cash and short-term investments (net of transaction costs) and access to the strong cash generating royalty business of Franco-Nevada.

[Bar graph depicting the following information:

                          PRO FORMA CREDIT STATISTICS

   || Pro Forma Newmont      || Pro Forma AngloGold      || Hedge Gain(a)


Net Debt/Net Book Cap

Pro Forma Newmont      - 23%
Pro Forma AngloGold(b) - 33%

Pro Forma EBITDA (US$ millions)

                Pro Forma Newmont(c)     Pro Forma AngloGold(d)
Newmont                938                        690
Hedge Gain              24                        219
-----------------------------------------------------------------
TOTAL                  972                        909]

Source: Public filings

(a) Hedge gain defined as last twelve months production multiplied by the result of last twelve months realised gold price less last twelve months average spot gold price
(b) AngloGold pro forma for the anticipated receipt of US$189 million in cash proceeds from the sale of Free State assets; assumes assets were sold at book value with no tax leakage
(c) Reflects the sum of the LTM EBITDA of Newmont, Normandy and Franco-Nevada
(d) Reflects the sum of the LTM EBITDA of AngloGold and Normandy. AngloGold EBITDA excludes estimated EBITDA for the Free State assets of approximately US$55 million

A key component of value creation in the acquisition of Normandy lies in the development of new projects and exploration properties. Unlike its South African competitors, which are subject to strict exchange controls, the combined company will have significant financial flexibility and the access to global financial markets to facilitate the development of projects anywhere in the world.

WHY ACCEPT NEWMONT'S OFFER?
--------------------------------------------------------------------------------

11. SUPERIOR TRADING LIQUIDITY

    Following the acquisitions of Normandy and Franco-Nevada, Newmont expects to be the world's most liquid gold stock, listed on the New York Stock Exchange
    (NYSE), the world's deepest and most liquid capital market, and a member of the S&P 500 index - one of the world's leading stock market indices. Newmont will also apply for listing on the Australian Stock Exchange (ASX) and for inclusion in key S&P/ASX indices. Based on combined historical trading volumes, the combined company's average daily turnover globally would be US$62 million.(1)

[Bar graph depicting the following information:

Average daily dollar volume traded by jurisdiction(a)
(US$ in millions)

             || United States || Canada || Australia || South Africa

Normandy
United States - $7

Pro Forma AngloGold(b)
United States - $8.2
Australia     - $7
South Africa  - $7.2
--------------------
TOTAL         - $22.4

Pro Forma Newmont(c)
United States - $47.6
Canada        - $ 7
Australia     - $ 7
----------------------
TOTAL         - $61.6]


Source: Data for graph from Bloomberg
(a) Average trading volume is based on six-month period ending 09-Nov-2001
(b) Aggregate average daily US dollar volume is based on trading of Normandy and AngloGold
(c) Aggregate average daily US dollar volume is based on trading of Newmont, Normandy and Franco-Nevada


Trading liquidity is important, as it indicates the ability of the market to absorb supply and demand without unduly impacting the market price of a stock. We believe that Newmont offers the most liquid alternative for Normandy shareholders.

AngloGold was removed from the S&P/ASX 200 index in March 2001 for failing to meet liquidity requirements.


--------------------------------------------------------------------------------
1  Average daily trading volume is based on the six-month period ending
   09-Nov-2001

WHY ACCEPT NEWMONT'S OFFER?
--------------------------------------------------------------------------------

12. UNIQUE MANAGEMENT TEAM WITH A TRACK RECORD OF DELIVERING SHAREHOLDER VALUE

    The management team of the combined company brings together a unique and complementary set of skills to drive value creation in three key areas:

    - GLOBAL DEVELOPMENT - Newmont's and Normandy's strength in global operations, mine development and exploration, and Newmont's gold processing technology skills

    - MERCHANT BANKING - Franco-Nevada's corporate development skills and expertise in management of royalty assets and other investments

    - MERGER INTEGRATION - Newmont's ability to successfully integrate acquisitions and deliver synergies on schedule

    The management team of Newmont has a proven record of delivering value to shareholders. The total value delivered to shareholders comprises both share price appreciation and dividend accumulation. As the chart below illustrates, Newmont has delivered annualised total returns of 11.7% and 13.8% to its shareholders over the last 1 year and 3 years respectively, compared with total returns of -6.3% and 4.1% from AngloGold over the same periods (leading up to AngloGold's initial offer for Normandy).

    [Bar graphs depicting the following information:

    ONE YEAR SHAREHOLDER RETURNS

    Newmont          11.7%
    AngloGold        -6.3%

    ANNUALISED SHAREHOLDER RETURNS OVER THE LAST THREE YEARS

    Bar graph depicting:
    Newmont         13.8%
    AngloGold        4.1%]

    Source: Factset; data for the period ending 31-Aug-2001 (prior to AngloGold's initial offer for Normandy)

    This return is expected to be enhanced following completion of the acquisitions of Normandy and Franco-Nevada. In particular, the royalty business of Franco-Nevada is expected to provide a consistent base of annual earnings while its merchant banking philosophy is expected to provide a framework for the combined company to seek out opportunities and maximise the value of assets in its portfolio. Since its IPO in 1983, the management team at Franco-Nevada has generated a 38% compound annual return on the company's shares.

                                               [NEWMONT MINING CORPORATION LOGO]
                                 [FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
                                                  [NORMANDY MINING LIMITED LOGO]


QUESTIONS AND ANSWERS

Q1      WHAT WOULD I RECEIVE IN EXCHANGE FOR MY ORDINARY SHARES OF NORMANDY?

A1 The consideration offered is 3.85 shares of Newmont Common Stock (or the CDI equivalent) and A$40 in cash for every 100 ordinary shares of Normandy (including shares represented by Normandy ADSs), or the US dollar equivalent thereof for holders outside Australia

Q2 HAS THE BOARD OF DIRECTORS OF NORMANDY MADE ANY RECOMMENDATION REGARDING THE OFFER TO NORMANDY SHAREHOLDERS?

A2 Yes. Subject to its fiduciary duties, the Board of Directors of Normandy has agreed to recommend that Normandy shareholders accept the Newmont Offer. Board members, including Mr Robert Champion de Crespigny, have indicated that they currently intend to accept the Newmont Offer in respect of their holdings

Q3      WHO IS NEWMONT MINING?

A3 Newmont is the largest gold mining company in North and South America, and one of the largest in the world. Newmont operates a number of world class mines around the world, including the largest operating base and land position in Nevada in the United States, the Yanacocha mine in Peru and the Batu Hijau mine in Indonesia. Newmont has an exceptional record of reserve addition, having increased its reserves 80% since 1996 to
        66.3 million ounces at the end of 2000. Newmont expects to produce 5.4 million ounces of gold in 2001. Newmont is traded on the New York Stock Exchange and its current market capitalisation of over A$7 billion ranks it third among all gold companies

Q4      WHO IS FRANCO-NEVADA?

A4 Based in Canada, Franco-Nevada is a leading precious minerals investment company with interests and royalties in major gold, platinum and diamond mines. Franco-Nevada, which is debt-free and possesses significant cash reserves, has a very strong track record of successful investments. The company has generated a 38% compound annual return on its shares since its initial public offering (IPO) in 1983 (C$1,000 invested in the IPO would be worth over C$500,000 today). Franco-Nevada is also the largest shareholder of Normandy, holding just under 20% of Normandy's shares outstanding. Franco-Nevada has committed its Normandy shares to Newmonts bid, reflecting its strong belief that Newmont provides a better alternative for the Normandy shareholders than the AngloGold bid

Q5 HAS THE BOARD OF DIRECTORS OF FRANCO-NEVADA MADE ANY RECOMMENDATION REGARDING NEWMONT'S PROPOSED ACQUISITION OF ALL OF THE OUTSTANDING COMMON SHARES OF FRANCO-NEVADA?

A5 Yes. The Board of Directors of Franco-Nevada has unanimously voted to approve Newmont's proposed acquisition of all of the outstanding common shares of Franco-Nevada pursuant to the Agreement between the two parties, and unanimously recommends that Franco-Nevada shareholders vote to approve the arrangement. The Co-Chief Executive Officers of Franco-Nevada have agreed to vote their shares of Franco-Nevada in favour of the transaction and to place into an escrow arrangement the shares that they will receive in the combined company as a demonstration of their commitment to the transaction and the combined company. Franco-Nevada is scheduled to hold a meeting of its shareholders to approve the Arrangement by the end of January 2002

Q6 WHAT WILL BE THE FORM OF THE CONSIDERATION TO BE PAID TO ME IF I ACCEPT THE NEWMONT OFFER?

A6 Australian shareholders of Normandy will receive their entitlement to receive Newmont Common Stock in the form of Newmont CDIs. Ten Newmont CDIs will be issued for each share of Newmont Common Stock to which an accepting shareholder becomes entitled

        In addition to the share consideration, accepting shareholders will also receive A$40 in cash per 100 Normandy ordinary shares

Q7      WHAT IS A CDI?

A7 CDIs are securities traded on the ASX under the electronic transfer and settlement system operated by the ASX in a manner identical to trading in other Australian listed securities

        CDI holders receive all the economic benefits of legal ownership of shares, such as the right to receive the same dividends, rights issues and bonus issues to which certificated shareholders are entitled. CDI holders will receive dividends in Australian dollars

Q8 CAN I ACCEPT THE OFFER IF I HOLD A NUMBER OF ORDINARY SHARES OF NORMANDY THAT IS NOT EXACTLY DIVISIBLE BY 100?

A8 Yes. If you hold a parcel of Normandy shares which is not divisible by 100, you can still accept the Offer and your fractional entitlements will be dealt with as discussed below

Q9      HOW WILL FRACTIONAL SHARES OF NEWMONT COMMON STOCK BE TREATED?

A9 If under the Offer you become entitled to a fraction of a share of Newmont Common Stock, your entitlement to that fraction will be aggregated with the fractional entitlements of other Normandy shareholders and sold on the stock market. You will receive your proportionate share of the net sale proceeds that result from the sale of all fractional entitlements

Q10 I HOLD ORDINARY SHARES OF NORMANDY IN MY NAME ON NORMANDY'S ISSUER SPONSORED SUBREGISTER. HOW DO I PARTICIPATE IN THE OFFER?

A10 To accept the Offer for ordinary shares of Normandy held in your name on Normandy's issuer sponsored subregister, you should:

                - complete and sign the Acceptance Form in accordance with the terms of the Offer and the instructions on the Acceptance Form, and

                - ensure that the Acceptance Form and any documents required by the terms of the Offer are received in accordance with section
                  2.4 of the Offer before 7:00 pm Sydney time on Friday, 15 February 2002 (or any later date to which the period of the Offer is extended) at the address or facsimile number specified in this Offer document

Q11 I HOLD ORDINARY SHARES OF NORMANDY IN A CHESS HOLDING. HOW DO I PARTICIPATE IN THE OFFER?

A11 To accept the Offer for ordinary shares of Normandy held in a CHESS Holding (as defined in the Securities Clearing House Business Rules), you should:

                - instruct your broker or a controlling participant (for
                  non-institutional Normandy shareholders, this is normally the stockbroker either through whom you bought your ordinary shares of Normandy or through whom you ordinarily acquire ordinary shares of Normandy on the ASX) to initiate acceptance of the Offer in accordance with Rule 16.3 of the Securities Clearing House Business Rules before 7:00 pm Sydney time on Friday, 15 February 2002 (or any later date to which the period of the Offer is extended),or

                - if you are a CHESS participant who is not a broker (such as an institution, custodian, trustee or the like), initiate acceptance of the Offer in accordance with Rule 16.3 of the Securities Clearing House Business Rules before 7:00 pm Sydney time on Friday, 15 February 2002 (or any later date to which the period of the Offer is extended)

        Alternatively, you may sign and complete the accompanying Acceptance Form in accordance with the terms of the Offer and the instructions on the Acceptance Form and ensure that it is received by 7:00 pm Sydney time on Friday, 15 February 2002 (or any later date to which the period of the Offer is extended) at the address or facsimile number specified in this Offer document

Q12 I HOLD OPTIONS ISSUED BY NORMANDY UNDER ITS EMPLOYEE SHARE BONUS PLAN OR EXECUTIVE SHARE INCENTIVE PLAN. HOW DO I PARTICIPATE IN THE OFFER?

A12 If you are a holder of options issued by Normandy under its employee share bonus plan or executive share incentive plan, you may accept the Offer only if you first exercise those options in accordance with their terms. You should refer to sections 2.3(b) and 2.4(f) of the Bidder's Statement

Q13     HOW LONG DO I HAVE TO ACCEPT THE OFFER?

A13 Unless the Offer is extended, you will have until 7:00 pm Sydney time on Friday, 15 February 2002 to accept the Offer

Q14     CAN NEWMONT EXTEND THE OFFER PERIOD?

A14 Yes. If the Offer period is extended, Newmont will, subject to the Corporations Act, give Normandy and Normandy shareholders written notice of the extension

Q15     HOW WILL I KNOW THE PROGRESS OF THE OFFER?

A15 Newmont will provide regular updates to Normandy, Normandy shareholders and the ASX on the progress of the Newmont Offer

Q16     HOW MANY ORDINARY SHARES OF NORMANDY DOES NEWMONT CURRENTLY OWN?

A16 Newmont does not directly own any ordinary shares of Normandy. However, Newmont has an option to acquire approximately 19.99% on an undiluted basis (4.99% of which is subject to FIRB pre-approval) of the shares of Normandy from Franco-Nevada and one of its subsidiaries

Q17     WHEN WILL I RECEIVE MY NEWMONT CDIS AND MY CASH CONSIDERATION?

A17 5 Business Days after the later of the receipt of your acceptance and the date on which the Offer becomes unconditional

Q18 WILL I BE ENTITLED TO RECEIVE DIVIDENDS DECLARED BY NEWMONT FOLLOWING MY RECEIPT OF NEWMONT CDIS?

A18 Yes. Newmont shares of Common Stock (and Newmont CDIs through the shares of Newmont Common Stock they represent) will participate fully in all dividends, other distributions and entitlements declared by Newmont in respect of fully paid shares of Newmont Common Stock

Q19     WILL I HAVE TO PAY BROKERAGE FEES?

A19 If your ordinary shares of Normandy are registered in your name and you deliver them directly to us you will not incur any brokerage or other transaction fees in connection with your acceptance of the Offer. If you hold your ordinary shares of Normandy through a bank, broker or other nominee, you should ask your bank, broker or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer

Q20 IF I ACCEPT THE OFFER, WILL THIS BE A TAXABLE TRANSACTION TO ME FOR AUSTRALIAN TAX PURPOSES?

A20 You should refer to section 10.1 of the Bidder's Statement, which provides a detailed analysis of the taxation consequences of the transaction to various shareholders in various circumstances

Q21     IS THERE A US WITHHOLDING TAX ON DIVIDENDS DECLARED BY NEWMONT?

A21 In general, dividends paid to a non-US holder with respect to Newmont Common Stock or Newmont CDIs will be subject to withholding of US federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty

Q22     ARE THERE ANY CONDITIONS TO NEWMONT'S OBLIGATION TO COMPLETE THE OFFER?

A22     Yes. The Newmont Offer is conditional on:

                - Newmont having a relevant interest in at least 50.1% of the ordinary shares of Normandy

                - FIRB and other regulatory approvals

                - Newmont shareholder approval

                - Certain other conditions as set out in section 2.10 of the
                  Offer

        Newmont may choose to waive any of these conditions (except the FIRB condition and the ASX Listing condition) in accordance with the Offer. The current status of these conditions is set out in section 13.9C of the Bidder's Statement

Q23     WHO SHOULD I CALL IF I HAVE ANY QUESTIONS ABOUT ACCEPTING THE NEWMONT
        OFFER?

A23 If you have any questions about accepting the Newmont Offer, or if you would like additional copies of this Offer document or the Acceptance Form you can contact Computershare Investor Services on 1 800 001 199 (toll free within Australia) or +61 3 9611 5711 (if outside Australia)

Q24     WHO SHOULD I CALL IF I HAVE ANY OTHER QUESTIONS ABOUT THE NEWMONT OFFER?

A24 If you have any other questions about the Newmont Offer you can contact Newmont's shareholder information line on 1 800 507 507 (toll free within Australia) or +61 2 9278 9331 (if outside Australia)

                      [THIS PAGE LEFT INTENTIONALLY BLANK]

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.